Ardmore Shipping Corporation Announces Financial Results For The Three And Nine Months Ended September 30, 2019

HAMILTON, Bermuda, Nov. 5, 2019 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and nine months ended September 30, 2019.

Highlights and Recent Activity

  Reported a GAAP net loss (and net loss from continuing operations – see Non-GAAP Measures Section) of $5.7 million for the three months ended September 30, 2019, or $0.17 loss per basic and diluted share, as compared to a GAAP net loss of $12.2 million, or $0.37 loss per basic and diluted share, for the three months ended September 30, 2018. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $9.6 million for the three months ended September 30, 2019, as compared to $3.9 million for the three months ended September 30, 2018.
  Reported a net loss from continuing operations (see Non-GAAP Measures section) of $11.6 million for the nine months ended September 30, 2019, or $0.35 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $25.6 million, or $0.78 net loss from continuing operations per basic and diluted share, for the nine months ended September 30, 2018.
  Reported a GAAP net loss of $24.8 million for the nine months ended September 30, 2019, or $0.75 loss per basic and diluted share, as compared to a GAAP net loss of $26.0 million, or $0.79 loss per basic and diluted share, for the nine months ended September 30, 2018. GAAP net loss for the nine months ended September 30, 2019 includes the loss on the sales of the Ardmore Seamaster and Ardmore Seafarer. GAAP net loss for the nine months ended September 30, 2018 includes the write-off of deferred finance fees in relation to refinancing. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $35.4 million for the nine months ended September 30, 2019, as compared to $21.3 million for the nine months ended September 30, 2018.
  MR tankers earned an average TCE rate of $13,784 per day for the three months ended September 30, 2019, and $14,601 per day for the nine months ended September 30, 2019. Chemical tankers earned an average TCE rate of $11,013 per day for the three months ended September 30, 2019, and an average of $11,784 per day for the nine months ended September 30, 2019.
  Charter rates rebounded in recent weeks with rates for MRs fixed since October 5, 2019 averaging approximately $20,085 per day. Taking account of voyages in progress from the third quarter, as of November 5, 2019, the Company has fixed approximately 45% of its total MR spot revenue days for the fourth quarter of 2019 at an average TCE rate of approximately $17,000 per day.
  Agreed terms for two credit facilities for $201.5 million, in the aggregate including a $40 million revolving component, with our close relationship banks to refinance twelve ships on improved terms and extending maturities until the end of 2024.
  The Company is maintaining its dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the third quarter of 2019.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"After three difficult years for the tanker sector, we are very encouraged by the recent sharp upturn in the tanker market and the drivers behind. We believe that this is likely to be the beginning of a sustained upcycle, characterized by repetitive spikes with settling periods in between, but at levels well above the recent past.

We think that conditions are now in place for a strong rate environment in particular for product tankers. We believe that IMO 2020 is now having a significant impact on product tanker demand and rates; in particular, demand for gasoil is expected to surge as shipping companies transition to compliant fuels and concerns about VLSFO quality and compatibility issues prevail, resulting in elevated trading activity. At the same time, we expect that geopolitical tensions in the Middle East and an anticipated winter seasonal demand boost will further contribute to a strong rate environment in the near-term.

Looking beyond the near-term, the underlying fundamentals of product tanker supply and demand are solid and should get even better: oil consumption growth is expected to increase to 1.2mbd in 2020 and ongoing refinery expansion in export-oriented location should further amplify fundamental demand growth. Meanwhile, a record low orderbook, combined with ongoing scrapping should keep vessel supply growth well below demand growth for the foreseeable future. We also believe that regulatory uncertainty around the global maritime industry's targets for greenhouse gas ("GHG") emissions reductions will put a damper on newbuilding activity until rules and regulations become clear and new technologies emerge, which could take years.

We are pleased to present our CO2 emissions again this quarter. While the industry is continuing to refine reporting methodology for carbon emissions, we believe that a commitment to increased transparency by companies such as Ardmore will play an important role in encouraging positive and sensible legislative change toward GHG emissions reductions from the shipping industry.

In the midst of these positive developments, we remain resolutely focused on operating performance and effective capital allocation to maximize returns. With a modern, fuel efficient fleet of MR product & chemical tankers and cost-efficient structure, we believe we are poised to take advantage of improved market conditions, to recommence dividend payments as per our policy, and to generate strong returns for our shareholders."

Summary of Recent and Third Quarter 2019 Events

Fleet

Fleet Operations and Employment

As at September 30, 2019, the Company had 25 vessels in operation, including 19 Eco MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and four Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2019, the Company had 19 Eco MR tankers trading in the spot market. The Eco MR tankers earned an average TCE rate of $13,784 per day in the third quarter of 2019. The Company's 15 Eco-Design MR tankers earned an average TCE rate of $13,993 per day, and the Company's four Eco-Mod MR tankers earned an average TCE rate of $12,438 per day.

In the fourth quarter of 2019, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market. As of November 5, 2019, the Company had fixed approximately 45% of its total MR spot revenue days for the fourth quarter of 2019 at an average TCE rate of approximately $17,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2019, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2019, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $11,013 per day.

In the fourth quarter of 2019, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 5, 2019, the Company had fixed approximately 40% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the fourth quarter of 2019 at an average TCE rate of approximately $13,000 per day.

Financing

Agreed terms for two new credit facilities for $201.5 million in the aggregate with our close relationship banks. The first facility is a $140 million term loan and incorporates $40 million revolving component. The proceeds from this facility will be used to refinance eight ships. The second facility is a $61.5 million term loan and proceeds will be used to refinance four ships. The total cash released on the refinancing is $15.8 million in the aggregate. These financings strengthen the Company's financial flexibility through the incorporation of a revolving component in one of the facilities, extending debt maturities to the end of 2024 and lowering the Company's cost of debt. The covenants and other conditions of the facilities are consistent with those of Ardmore's existing debt facilities. Ardmore expects to complete documentation and close both financings in the fourth quarter of 2019.

Drydocking

The Company had 22 drydock days, including repositioning days, in the third quarter of 2019 in respect of one drydocking. Ardmore expects it will have 15 drydock days, including repositioning days, in the fourth quarter of 2019.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended September 30, 2019, in which the Company reported a loss from continuing operations. Earnings from continuing operations is defined as earnings per share reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended September 30, 2019 and 2018

The Company reported a GAAP net loss of $5.7 million for the three months ended September 30, 2019, or $0.17 loss per basic and diluted share, as compared to a GAAP net loss of $12.2 million, or $0.37 loss per basic and diluted share, for the three months ended September 30, 2018. The Company reported EBITDA (see Non-GAAP Measures section) of $9.6 million for the three months ended September 30, 2019, as compared to $3.9 million for the three months ended September 30, 2018.

The Company reported a net loss from continuing operations (see Non–GAAP Measures section) of $5.7 million for the three months ended September 30, 2019, or $0.17 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $12.2 million, or $0.37 net loss from continuing operations per basic and diluted share, for the three months ended September 30, 2018. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $9.6 million for the three months ended September 30, 2019, as compared to $3.9 million for the three months ended September 30, 2018.

Results for the Nine Months Ended September 30, 2019 and 2018

The Company reported a GAAP net loss of $24.8 million for the nine months ended September 30, 2019, or $0.75 loss per basic and diluted share, as compared to a GAAP net loss of $26.0 million, or $0.79 loss per basic and diluted share, for the nine months ended September 30, 2018. The Company reported EBITDA (see Non-GAAP Measures section) of $22.3 million for the nine months ended September 30, 2019, as compared to $21.3 million for the nine months ended September 30, 2018.

The Company reported a net loss from continuing operations (see Non–GAAP Measures section) of $11.6 million for the nine months ended September 30, 2019, or $0.35 net loss from continuing operations per basic and diluted share, as compared to a net loss from continuing operations of $25.6 million, or $0.78 net loss from continuing operations per basic and diluted share, for the nine months ended September 30, 2018. The Company reported adjusted EBITDA (see Non-GAAP Measures section) of $35.5 million for the nine months ended September 30, 2019, as compared to $21.3 million for the nine months ended September 30, 2018.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2019 and 2018

Revenue. Revenue for the three months ended September 30, 2019 was $52.1 million, an increase of $3.2 million from $48.9 million for the three months ended September 30, 2018.

The Company's average number of owned vessels decreased to 25.0 for the three months ended September 30, 2019, from 28.0 for the three months ended September 30, 2018, resulting in revenue days of 2,276 for the three months ended September 30, 2019, as compared to 2,471 for the three months ended September 30, 2018.

The Company had 25 and 28 vessels employed directly in the spot market as at September 30, 2019, and September 30, 2018, respectively. For spot chartering arrangements, the Company had 2,276 revenue days for the three months ended September 30, 2019 as compared to 2,288 for the three months ended September 30, 2018. This decrease in revenue days derived from spot chartering arrangements resulted in a decrease in spot market revenue of $0.2 million, while changes in spot rates resulted in an increase in revenue of $4.8 million.

The Company had zero vessels employed under third-party pool arrangements as at September 30, 2019, and September 30, 2018. Revenue days derived from pool arrangements were zero for the three months ended September 30, 2019, as compared to 183 for the three months ended September 30, 2018. Removing all vessels from third-party pool arrangements during 2018 resulted in a decrease in pool revenue of $1.4 million for the three months ended September 30, 2019.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Expenses. Commissions and voyage expenses were $22.9 million for the three months ended September 30, 2019, a decrease of $1.5 million from $24.4 million for the three months ended September 30, 2018. Commissions costs have increased in line with the increase in revenue; however, this has been offset by a decrease in voyage expenses due to the decrease in the average number of owned vessels of 25.0 for the three months ended September 30, 2019, compared to 28.0 for the three months ended September 30, 2018.

TCE Rate. The average TCE rate for the Company's fleet was $13,029 per day for the three months ended September 30, 2019, an increase of $2,768 per day from $10,261 per day for the three months ended September 30, 2018. The increase in average TCE rate was the result of higher spot rates and lower commissions and voyage expenses for the three months ended September 30, 2019. TCE rates represent net revenues (or revenue less commission and voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $14.9 million for the three months ended September 30, 2019, a decrease of $1.4 million from $16.3 million for the three months ended September 30, 2018. This decrease is due to a decrease in the average number of vessels in operation for the three months ended September 30, 2019, and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,194 for the three months ended September 30, 2019, as compared to $6,176 for the three months ended September 30, 2018.

Depreciation. Depreciation expense for the three months ended September 30, 2019 was $8.0 million, a decrease of $0.9 million from $8.9 million for the three months ended September 30, 2018. This decrease is primarily due to a decrease in the average number of owned vessels to 25.0 for the three months ended September 30, 2019, from 28.0 for the three months ended September 30, 2018.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2019 was $1.2 million, an increase of $0.3 million from $0.9 million for the three months ended September 30, 2018. The increase is primarily due to an increased number of drydockings as the Company's fleet ages. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2019 were $3.9 million, an increase of $0.5 million from $3.4 million for the three months ended September 30, 2018. The increase is primarily due to the issuance of new awards of stock appreciation rights and restricted stock units in the first and second quarters of 2019.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company's chartering and commercial operations departments in connection with the Company's spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2019 were $0.8 million, a decrease of $0.2 million from $1.0 million for the three months ended September 30, 2018. This decrease is primarily due to a decrease in staff costs due to headcount reduction in the third quarter of 2019.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended September 30, 2019 were $6.3 million, consistent with $6.3 million for the three months ended September 30, 2018. Cash interest expense increased by $0.1 million to $5.8 million for the three months ended September 30, 2019, from $5.7 million for the three months ended September 30, 2018. The consistency in interest expense and finance costs period-over-period is attributable to a decreased average LIBOR during the three months ended September 30, 2019 compared to the three months ended September 30, 2018, offset by a change in our debt structure due to new finance leases entered into as part of vessel financing transactions during 2018. Amortization of deferred finance fees for the three months ended September 30, 2019 was $0.5 million, a decrease of $0.1 million from $0.6 million for the three months ended September 30, 2018.

Liquidity

As of September 30, 2019, the Company had $46.2 million (December 31, 2018: $56.9 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	Sep 30, 2019	Dec 31, 2018
Debt	$ 203,276,304	$ 228,354,248
Finance leases	220,098,782	241,476,098
Operating leases	1,538,898	1,968,654
Total	$ 424,913,984	$ 471,799,000

Conference Call

The Company plans to have a conference call on Tuesday, November 5, 2019 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2019. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 12, 2019 at 877-344-7529 or 412-317-0088. Enter the passcode 10136638 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product ("CPP") and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Sep 30, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	46,213,758	56,903,038
Vessel held for sale	-	8,083,405
Receivables, trade	24,702,993	27,460,132
Prepayments	1,201,682	1,291,399
Advances and deposits	3,045,292	2,132,804
Other receivables	136,200	786,084
Inventories	9,027,903	12,812,039
Total current assets	84,327,828	109,468,901

Non-current assets
Vessels and vessel equipment, net	666,588,995	721,492,473
Deferred drydock expenditure, net	7,716,950	7,127,364
Ballast water treatment systems, net	2,333,451	528,774
Leasehold improvements, net	365,708	423,620
Other non-current assets, net	3,503,628	3,549,511
Operating lease, right of use asset	1,839,800	2,169,158
Total non-current assets	682,348,532	735,290,900

TOTAL ASSETS	766,676,360	844,759,801

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	16,563,570	24,608,108
Other payables	72,664	35,900
Accrued interest on debt and finance leases	1,704,759	1,732,859
Current portion of long-term debt	19,797,647	22,834,543
Current portion of finance lease obligations	17,858,905	25,849,200
Current portion of operating lease obligations	342,504	477,147
Total current liabilities	56,340,049	75,537,757

Non-current liabilities
Non-current portion of long-term debt	183,478,657	205,519,705
Non-current portion of finance lease obligations	202,239,877	215,626,898
Non-current portion of operating lease obligations	1,196,394	1,491,507
Total non-current liabilities	386,914,928	422,638,110

Equity
Share capital	350,192	350,192
Additional paid in capital	416,155,354	414,508,403
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(77,735,254)	(52,925,752)
Total equity	323,421,383	346,583,934

TOTAL LIABILITIES AND EQUITY	766,676,360	844,759,801

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018

Revenue	52,098,723	48,923,231	169,357,211	151,758,162

Commissions and voyage expenses	(22,920,617)	(24,360,806)	(73,449,918)	(68,048,930)
Vessel operating expenses	(14,857,895)	(16,255,279)	(46,574,921)	(49,667,147)
Depreciation	(8,026,856)	(8,910,486)	(24,289,741)	(26,343,052)
Amortization of deferred drydock expenditure	(1,190,008)	(943,926)	(3,443,651)	(2,595,076)
General and administrative expenses
Corporate	(3,897,939)	(3,432,622)	(11,390,669)	(10,098,644)
Commercial and chartering	(843,692)	(1,012,236)	(2,493,372)	(2,594,364)
Loss on sale of vessels	-	-	(13,162,192)	-
Interest expense and finance costs	(6,344,892)	(6,317,760)	(20,107,786)	(18,659,848)
Interest income	235,212	144,760	792,211	411,749

Loss before taxes	(5,747,964)	(12,165,124)	(24,762,828)	(25,837,150)

Income tax	35,246	(60,197)	(46,674)	(137,923)

Net loss	(5,712,718)	(12,225,321)	(24,809,502)	(25,975,073)

Net loss per share, basic and diluted	(0.17)	(0.37)	(0.75)	(0.79)

RESULTS FROM CONTINUING OPERATIONS (1)

Net loss from continuing operations	(5,712,718)	(12,225,321)	(11,647,310)	(25,560,176)

Net loss per share from continuing operations	(0.17)	(0.37)	(0.35)	(0.78)

Weighted average number of shares outstanding, basic and diluted	33,097,831	33,097,831	33,097,831	32,750,259

(1)	Net loss from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2019	Sep 30, 2018
OPERATING ACTIVITIES
Net loss	(24,809,502)	(25,975,073)
Adjustment to reconcile net loss to net cash flow provided by operating activities:
Depreciation	24,289,741	26,343,052
Amortization of deferred drydock expenditure	3,443,651	2,595,076
Share-based compensation	1,646,951	1,301,476
Loss on sale of vessels	13,162,192	-
Amortization of deferred finance fees	1,526,417	2,229,288
Foreign exchange on operating leases	(100,398)	(165,908)
Changes in operating assets and liabilities:
Receivables, trade	2,757,139	(618,396)
Working capital advances	-	3,100,000
Prepayments	89,717	(27,388)
Advances and deposits	(912,491)	1,044,789
Other receivables	649,884	(943,258)
Inventories	3,784,136	(5,141,686)
Payables, trade	(7,710,940)	8,732,141
Accruals for capital items	(255,741)	(1,137,521)
Other payables	39,754	59,635
Accrued interest on debt and finance leases	(28,100)	255,317
Deferred drydock expenditure	(4,295,870)	(4,178,630)
Net cash provided by operating activities	13,276,540	7,472,914

INVESTING ACTIVITIES
Net proceeds from sale of vessels	26,557,707	-
Payments for acquisition of vessels and equipment	(491,735)	(16,562,821)
Payments for acquisition of ballast water treatment systems	(1,772,722)	-
Payments for leasehold improvements	(13,030)	(52,384)
Payments for other non-current assets	(146,826)	(133,629)
Net cash provided by / (used in) investing activities	24,133,394	(16,748,834)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	3,587,161
Repayments of long-term debt	(26,183,384)	(58,704,318)
Proceeds from finance leases	-	56,600,000
Repayments of finance leases	(21,915,830)	(4,583,547)
Payments for deferred finance fees	-	(1,051,000)
Net proceeds from equity offering	-	7,241,383
Net cash (used in) / provided by financing activities	(48,099,214)	3,089,679

Net decrease in cash and cash equivalents	(10,689,280)	(6,186,241)

Cash and cash equivalents at the beginning of the year	56,903,038	39,457,407

Cash and cash equivalents at the end of the period	46,213,758	33,271,166

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018

ADJUSTED EBITDA (1)	9,578,580	3,862,288	35,448,331	21,349,077

AVERAGE DAILY DATA

MR Tankers Spot & Pool TCE per day (2)	13,784	10,314	14,601	11,450

Fleet TCE per day (2)	13,029	10,261	14,045	11,816

Fleet operating expenses per day (3)	5,772	5,779	6,069	6,007
Technical management fees per day (4)	422	397	446	419
	6,194	6,176	6,515	6,426

MR Tankers Eco-Design
TCE per day (2)	13,993	10,684	14,964	11,506
Vessel operating expenses per day (5)	6,262	6,279	6,481	6,516

MR Tankers Eco-Mod
TCE per day (2)	12,438	9,645	13,441	11,333
Vessel operating expenses per day (5)	5,982	5,903	6,577	6,377

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	11,013	10,093	11,784	12,400
Vessel operating expenses per day (5)	6,264	6,249	6,379	6,268

FLEET
Upgrades and enhancements expensed	539,431	323,296	701,690	720,786

Average number of owned operating vessels	25.0	28.0	25.7	28.0

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including, among other expenses, all commissions and pool administration fees. TCE is reported on a discharge to discharge basis.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. They do not include additional expenses related to the upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at September 30, 2019 (Expressed in U.S. dollars, unless otherwise stated)

Vessel	IMO	Built	Country	DWT	Cargo	Engine Type	Cargo	Inerting	Eco	Resale Newbuilding	Depreciated
					Capacity (m3)		Segregations	System	Specification	Price (1)	Replacement
										Sep 30, 2019	Value (2)
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	53,361	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$29.57
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	53,375	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$29.96
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	53,288	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.84
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	53,287	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.95
Sealion	IMO2/3	May-15	S. Korea	49,999	52,928	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.78
Seafox	IMO2/3	Jun-15	S. Korea	49,999	52,930	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$32.89
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$33.09
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	52,931	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$33.40
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	53,637	6S50 ME-C8.2	6	IG Plant	Eco-Design	$39.00	$30.13
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	52,774	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.35
Endurance	IMO2/3	Dec-13	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.69
Encounter	IMO2/3	Jan-14	S. Korea	49,494	52,776	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.77
Explorer	IMO2/3	Jan-14	S. Korea	49,478	52,775	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.86
Exporter	IMO2/3	Feb-14	S. Korea	49,466	52,770	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$30.97
Engineer	IMO2/3	Mar-14	S. Korea	49,420	52,789	6S50 ME-B9.2	6	IG Plant	Eco-Design	$39.00	$31.07
Seamariner	IMO3	Oct-06	Japan	45,726	52,280	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$20.22
Sealeader	IMO3	Jun-08	Japan	47,451	52,527	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$22.55
Sealifter	IMO3	Aug-08	Japan	47,463	52,534	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$22.84
Sealancer	IMO3	Jul-08	Japan	47,472	52,467	6S50MC-6.1	3	Flue Gas	Eco-Mod	$39.00	$22.67
Dauntless	IMO2	Feb-15	S. Korea	37,764	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$37.00	$30.65
Defender	IMO2	Feb-15	S. Korea	37,791	41,620	6S50 ME-B9.2	14	Nitrogen	Eco-Design	$37.00	$30.69
Cherokee	IMO2	Jan-15	Japan	25,215	28,475	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$33.00	$27.12
Cheyenne	IMO2	Mar-15	Japan	25,217	28,490	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$33.00	$27.39
Chinook	IMO2	Jul-15	Japan	25,217	28,483	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$33.00	$27.77
Chippewa	IMO2	Nov-15	Japan	25,217	28,493	6S46 ME-B8.3	12	Nitrogen	Eco-Design	$33.00	$28.13
											$728.32

								Cash / Debt / Working Capital / Other Assets			($360.13)
								Total Asset Value (Assets) (5)			$368.19
								DRV / Share (3)(5)			$11.12

								Ardmore Commercial Management (4)			$18.97
								Total Asset Value (Assets & Commercial Mgt.) (5)			$387.16
								DRV / Share (3)(5)			$11.70

1.	Based on broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at September 30, 2019.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV / Share calculated using 33,097,831 shares outstanding as at September 30, 2019.
4.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for fuel and voyage costs and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

5.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

CO2 Emissions Reporting

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Effective July 1, 2019, the Company has commenced reporting of carbon emissions data for its fleet. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in January 2019.

	Three months ended			Nine months ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Sep 30, 2019

Number of vessels in operation at the end of the reporting period	26	25	25	25
Fleet average age at end of reporting period in years	6.0	5.9	6.2	6.2

CO2 emissions generated from vessels in metric tonnes	96,819	112,346	115,169	324,334
Fleet Annual Efficiency Ratio (AER)([1]) for the period	6.59g / tonne-mile	6.08g / tonne-mile	5.48g / tonne-mile	6.05g / tonne-mile
Fleet Energy Efficiency Operational Indicator (EEOI)([2]) for the period	13.79g / tonne-mile	12.10g / tonne-mile	12.57g / tonne-mile	12.82g / tonne-mile

It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations in methodology(3) and consequently it is not always practical to directly compare emissions from different companies.

The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

__________________________

[1] Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

[2] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring the CO2 gas emissions in a given time period per unit transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. Ardmore's EEOI data is measured based on the reporting tools and information reasonably available to the applicable third-party technical managers. Management assesses such data from the third-party technical managers and may adjust and restate the data to reflect an appropriate fleet-wide assessment methodology

[3]Some shipping companies report CO2 in tonne per kilometre as opposed to CO2 in tonnes per nautical mile

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and net loss from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Net loss from continuing operations excludes certain items from GAAP net loss because they are considered to be unusual items, including gain or loss on sale of vessels.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, adjusted EBITDA and net loss from continuing operations as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA and adjusted EBITDA
	Three months ended		Nine months ended
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018

Net loss	(5,712,718)	(12,225,321)	(24,809,502)	(25,975,073)
Interest income	(235,212)	(144,760)	(792,211)	(411,749)
Interest expense and finance costs	6,344,892	6,317,760	20,107,786	18,659,848
Income tax	(35,246)	60,197	46,674	137,923
Depreciation	8,026,856	8,910,486	24,289,741	26,343,052
Amortization of deferred drydock expenditure	1,190,008	943,926	3,443,651	2,595,076
EBITDA	9,578,580	3,862,288	22,286,139	21,349,077
Loss on sale of vessels	-	-	13,162,192	-
ADJUSTED EBITDA	9,578,580	3,862,288	35,448,331	21,349,077

Reconciliation of net loss to net loss from continuing operations
	Three months ended		Nine months ended
	Sep 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018

Net loss	(5,712,718)	(12,225,321)	(24,809,502)	(25,975,073)
Loss on sale of vessels	-	-	13,162,192	-
Deferred finance fees write-off	-	-	-	414,897
Net loss from continuing operations([4])	(5,712,718)	(12,225,321)	(11,647,310)	(25,560,176)

Net loss from continuing operations per share	(0.17)	(0.37)	(0.35)	(0.78)
Weighted average number of shares	33,097,831	33,097,831	33,097,831	32,750,259
__________________________
[1] Net loss from continuing operations is defined in Ardmore dividend policy and above.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including expected tanker demand and scrapping levels and the sustainability of current market improvement; the effect on tanker demand of the IMO 2020 regulations, the winter season and sanctions, and the timing and duration of such effects; expected tanker market fleet growth; the Company's ability to benefit from tanker rate increases; expected global oil consumption and refinery capacity growth; the effects and expected duration of regulatory uncertainty on the global maritime industry regarding greenhouse gas emissions; the time it will take for new technologies addressing greenhouse gas emissions to emerge; the pending debt refinancing; expected employment of the Company's vessels during the fourth quarter of 2019; expected drydocking days in the fourth quarter of 2019; management's estimate of the value of the Company's commercial management and pooling business; the benefits of the Company's commitment to transparency regarding emissions; and expected continuation of refinement by the shipping industry of performance measures for emissions and efficiency. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: current expected spot rates compared with current and expected charter rates, the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the Company may not be able to charter vessels for all remaining revenue days during the fourth quarter of 2019 in the spot market or may choose to charter vessels on other employment; vessels breakdowns and instances of off-hire; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com